Exhibit 5.1

August 2, 2019	Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada LLP
TELUS Corporation	Royal Bank Plaza, South Tower, Suite 3800
555 Robson Street	200 Bay Street, P.O. Box 84
Vancouver, BC V6B 3K9	Toronto, Ontario M5J 2Z4 CANADA

F: +1 416.216.3930
nortonrosefulbright.com

Dear Sir/Madam:

TELUS Corporation (the “Corporation”)

We have acted as Canadian counsel to the Corporation in connection with the registration, on Form F-3 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, of twenty million (20,000,000) common shares in the capital of the Corporation (the “Common Shares”) issuable pursuant to the Corporation’s Amended and Restated Dividend Reinvestment and Share Purchase Plan (the “DRIP”).

In connection with this opinion, we have examined and relied upon such documents, including a certified copy of a board resolution authorizing, among other things, the issuance of the Common Shares pursuant to the DRIP (the “Resolution”) and records of the Corporation, and have reviewed such questions of law, as we have deemed relevant or necessary as the basis for the opinion hereinafter given. In examining such documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies or facsimiles and the authenticity of all originals of such documents.

The opinion herein is given as of the date hereof and relates only to the laws of the Province of British Columbia and the federal laws of Canada applicable therein in effect at the date hereof and we assume no obligation to update this opinion after the date hereof.

Based upon, and subject to, the qualifications expressed, we are of the opinion that:

1.              the twenty million (20,000,000) Common Shares, when issued in accordance with the terms of the DRIP and the authority granted under the Resolution, will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation; and

2.              subject to the qualifications and limitations set out therein, the summary set forth in the Registration Statement under the caption “General Canadian Federal Income Tax Considerations” is a fair and accurate summary of the principal Canadian federal income tax considerations generally applicable to a participant in the DRIP.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement under the captions “Enforceability of Civil Liabilities in the United States” and “Legal Matters”.

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.

This opinion is for the sole benefit of the addressee hereof and may not be relied upon by any other person or for any other purpose without our express written consent.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP